SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

21 July 2009

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 21 July 2009

                   re: Director/PDMR Shareholding

The London Stock Exchange RNS 10 Paternoster Square London EC4M 7LS	Secretary's department
Lloyds Banking Group plc
25 Gresham Street
London EC2V 7HN

21st July, 2009

Lloyds Banking Group plc (the "Company")
Notification of transaction
by person
 discharging managerial responsibilities

On
20th July, 2009,
shares were acquired by Equiniti Corporate Nominees Limited AESOP1 account at
72.34p
per share,
 for
the under mentioned
individuals, under the Lloyds
TSB
 Group Shareplan, as follows:

Name of individual	Partnership	Matching
Mr. J.E. Daniels	17 3	4 1
Mr. A.G. Kane	17 3	4 1
Ms A.S. Risley	17 3	4 1
M s C.F. Sergeant	17 2	4 1
Mr. G.T. Tate	17 3	4 1
Mr. T.J.W. Tookey	17 2	4 1
Mrs H.A. Weir	17 3	4 1
Mr. C.M. Wiscarson	17 3	4 1

The notification relates to a transaction notified to Lloyds Banking Group plc by the company's registrar, which handles administrative arrangements relating to the Lloyds
TSB
 Group Shareplan, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the
UK
 and the shares are listed on the London Stock Exchange.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  21 July 2009